TransAlta renews normal course issuer bid program

CALGARY, Alberta (March 6, 2006) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today it has received regulatory approval for the continuation of its normal course issuer bid program. The program is in its seventh consecutive year.   TransAlta did not purchase any common shares during the last twelve months.

Consistent with prior years, TransAlta has the approval to purchase, for the purpose of cancelling, up to three million of its common shares.  The shares represent approximately 1.5 per cent of the 199,530,610 common shares issued and outstanding as of Feb. 15, 2006.

The normal course issuer bid program will begin on March 8, 2006 and continue until March 7, 2007, or such earlier date as TransAlta may complete its purchases.  Purchases will be made on the open market through the Toronto Stock Exchange at the market price of such shares at the time of acquisition. TransAlta may also issue put options to facilitate the purchase of common shares pursuant to the normal course issuer bid program.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Daniel J. Pigeon

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com